# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CASI Pharmaceuticals, Inc., CIK 0001962738
CUSIP: G1933S101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 1701-1702, CHINA CENTRAL OFFICE TOWER 1, CHAOYANG DISTRICT, BEIJING, China (F4), 100025
Date of event which requires filing of this statement: 01/09/2026
Amends the filing with accession number 0001144204-18-002110
Filed by CIK 0001542073
Persons authorized to receive notices and communications: Rebecca Gao, 1701-1702, CHINA CENTRAL OFFICE TOWER 1,, CHAOYANG DISTRICT, BEIJING, China (F4), 100025, 86-13811978541; Deanna Qian, 1701-1702, CHINA CENTRAL OFFICE TOWER 1,, CHAOYANG DISTRICT, BEIJING, China (F4), 100025, 86-18601088546

## Reporting persons
- WEI-WU HE, Ph.D. (CIK 0001542073): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,130,550; shared voting power 1,834,985; sole dispositive power 2,130,550; shared dispositive power 1,834,985; aggregate amount beneficially owned 3,965,535 (19.1% of the class)
  Comment: Includes 220,000 shares issuable upon the exercise of options.
  Includes the 637,644 shares reported by Huiying Memorial Foundation, a 501(c)(3) private family foundation. Although the Board of Trustees of Huiying Memorial Foundation consists of the three members, including the Reporting Person and a family member of the Reporting Person, and the Reporting Person is an officer of the Huiying Memorial Foundation, the Reporting Person does not participate in the investment decisions of the Foundation with respect to the Issuer's shares. Reporting Person disclaims beneficial ownership of Huiying Memorial Foundation's shares of Issuer. The inclusion of the 637,644 shares is not an admission that the Reporting Person is the beneficial owner of such shares for any purpose.
- HUIYING MEMORIAL FOUNDATION: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 637,644; sole dispositive power 0; shared dispositive power 637,644; aggregate amount beneficially owned 637,644 (3.1% of the class)
- EMERGING TECHNOLOGY PARTNERS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,097,341; sole dispositive power 0; shared dispositive power 1,097,341; aggregate amount beneficially owned 1,097,341 (5.3% of the class)
- ETP Global Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 753,234; sole dispositive power 0; shared dispositive power 753,234; aggregate amount beneficially owned 753,234 (3.7% of the class)
- ETP BIOHEALTH III FUND, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 300,000; sole dispositive power 0; shared dispositive power 300,000; aggregate amount beneficially owned 300,000 (1.5% of the class)
- HE Family GRAT: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: CASI Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1701-1702, CHINA CENTRAL OFFICE TOWER 1, CHAOYANG DISTRICT, BEIJING, China (F4), 100025
Comment:
This Amendment No. 11 (the "Amendment No. 11") amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission on January 12, 2018 (the "Schedule 13D") as amended by Amendment No. 1 to the Schedule 13D filed on April 4, 2018 (the "Amendment No. 1"), Amendment No. 2 filed with the SEC on March 24, 2020 (the "Amendment No. 2"), Amendment No. 3 filed with the SEC on July 29, 2020 (the "Amendment No. 3"), Amendment No. 4 filed with the SEC on February 3, 2021 (the "Amendment No. 4"), Amendment No 5 filed with the SEC on November 23, 2021 (the "Amendment No. 5"), Amendment No. 6 filed with the SEC on June 21, 2022 (the "Amendment No. 6"), Amendment No. 7 filed with the SEC on April 18, 2023 (the "Amendment No. 7"), Amendment No. 8 filed with the SEC on August 12, 2024 (the "Amendment No. 8"), Amendment No. 9 filed with the SEC on June 20, 2025 (the "Amendment No. 9"), and Amendment No. 10 filed with the SEC on December 18, 2025 (the "Amendment No. 10" and together with Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10, collectively, the "Amendments"). The Schedule 13D and the Amendments were filed by ETP Global Fund L.P., a Delaware limited partnership ("ETP Global"), ETP BioHealth III Fund, L.P., a Delaware limited partnership ("ETP BioHealth"), Emerging Technology Partners, LLC, a Delaware limited liability company ("ETP"), as the general partner of ETP Global and ETP BioHealth, HE Family GRAT, a grantor retained annuity trust organized under the law of Nevada and Wei-Wu He, Ph.D., as founder and managing partner of each of ETP, ETP Global and ETP BioHealth, and trustee of HE Family GRAT. Each of the foregoing, as well as Huiying Memorial Foundation, a 501(c)(3) private family foundation (the "Foundation"), is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

The Schedule 13D and the Amendments were filed with respect to the shares of common stock, $.01 par value per share of CASI Pharmaceuticals, Inc., a Delaware corporation ("CASI DE"). CASI Pharmaceuticals, Inc. (formerly known as CASI Pharmaceuticals Holdings, Inc., the "Issuer"), an exempted company incorporated under the laws of Cayman Islands, is the successor issuer pursuant to Rule 12g-3 under the Exchange Act to CASI DE after certain redomicile merger (the "Redomicile Merger"), and the Schedule 13D now relates to the Issuer's ordinary shares, par value $0.0001 per share (the "Ordinary Shares"). Except as amended hereby and by the Amendments, the disclosure in the Schedule 13D remains in effect.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As described in Item 4 below, the Reporting Persons anticipate that, if to acquire all of the 16,810,338 ordinary shares outstanding and not currently held by the Reporting Persons and 1,000,000 ordinary shares underlying pre-funded warrants (the "Publicly Held Shares") at the price of US$1.15 per ordinary share set forth in the Proposal, an aggregate amount of approximately US$20.5 million will be used. It is anticipated that the funding for the proposed transaction will be provided by a combination of debt and equity, and that Reporting Persons as existing shareholders of the Company will roll over their equity interests in the Company to the Acquisition Vehicle.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 7, 2026, Dr. Wei-Wu He submitted a preliminary non-binding proposal letter to the Company's board of directors. In the Proposal Letter, Dr. Wei-Wu He proposed to acquire through an acquisition vehicle (the "Acquisition Vehicle") to be formed by him, all of the Publicly Held Shares for US$1.11 per share in cash. In connection with the Proposal, Dr. He also noted that he is willing to consider a PIPE financing of US$20 million at US$1.00 per Ordinary Share as an alternative if the Company is not considering the Proposal, to fund the Company's future financial needs.

On January 9, 2026, Dr. Wei-Wu He submitted an updated preliminary non-binding proposal letter (the "Proposal Letter") to the Company's board of directors. In the Proposal Letter, Dr. He noted that in light of newly available information, he proposed to acquire through the Acquisition Vehicle all of the Publicly Held Shares for US$1.15 per share in cash (the "Proposal"). Dr. He also noted that due to the change of the circumstances, he will not consider any PIPE financing transaction as an alternative.

The proposed price represents a premium of 30% to the average closing price during the last 30 trading days. If the transactions contemplated by the Proposal are completed, the Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the Nasdaq Stock Market.

Dr. He intends to finance the transactions contemplated by the Proposal through a combination of debt and equity.

Any definitive agreement entered into in connection with the transactions contemplated by the Proposal is likely to be subject to customary closing conditions, including approval by the Company's shareholders of the terms of the Proposal.

The descriptions of the Proposal in this Amendment No. 11 are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit C and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentage used in this Schedule 13D is calculated based upon 20,555,873 Ordinary Shares outstanding as of January 8, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: See Item 4, Purpose of Transaction.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein and disclosed before, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Agreement by and among ETP Global Fund LP, Emerging Technology Partners LLC, ETP BioHealth III Fund, LP, HE Family GRAT and Wei-Wu He, Ph.D. dated April 18, 2023.

Exhibit B Non-binding Proposal Letter from Dr. Wei-Wu He to the Company's board of directors, dated January 7, 2026

Exhibit C Updated Non-binding Proposal Letter from Dr. Wei-Wu He to the Company's board of directors, dated January 9, 2026

## Signatures
- WEI-WU HE, Ph.D.: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D. (01/09/2026)
- HUIYING MEMORIAL FOUNDATION: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D./President (01/09/2026)
- EMERGING TECHNOLOGY PARTNERS, LLC: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D./ Managing Member (01/09/2026)
- ETP Global Fund L.P.: EMERGING TECHNOLOGY PARTNERS, LLC, General Partner (01/09/2026)
- ETP Global Fund L.P.: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D./ Managing Member (01/09/2026)
- ETP BIOHEALTH III FUND, L.P.: EMERGING TECHNOLOGY PARTNERS, LLC, General Partner (01/09/2026)
- ETP BIOHEALTH III FUND, L.P.: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D./ Managing Member (01/09/2026)
- HE Family GRAT: /s/ Wei-Wu He, Ph.D., Wei-Wu He, Ph.D./Trustee (01/09/2026)